[AARON’S, INC. LETTERHEAD]
February 1, 2010
VIA EDGAR CORRESPONDENCE AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4631
Washington, D.C. 20549

Attention:	Mr. Craig Slivka, Special Counsel

Re:	Aaron Rents, Inc. Form 10-K Response to SEC Comments dated January 19, 2010 File Number 1-13941
Dear Mr. Slivka:
          We provide below responses to the Staff’s comment letter dated January 19, 2010, which was a follow-up comment letter to our December 14, 2009 responses to the Staff’s initial November 30, 2009 letter. These responses are keyed to correspond to the Staff’s letter, which we do by setting out each of the Staff’s comments followed by our response.
          Unless the context requires otherwise, references to we, our, us, Aaron’s or the Company in the responses below refer to Aaron’s, Inc. (formerly known as Aaron Rents, Inc.)
          We understand that on a telephone conference on January 26, 2010 between you, Ms. Sherry Haywood, Staff Attorney, and our counsel, David Eaton of Kilpatrick Stockton LLP, you indicated on behalf of the Staff that the Company need not file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2008 in response to any of the Staff’s comments below, but instead should, as applicable, address these comments in future filings.
Form 10-K
Internal Control over Financial Reporting, page 54
1.	We note your response to prior comments 2 and 3. However, the operative issue for judging the materiality of a remedial effort is its impact. Thus, we do not agree with your position that because the steps taken to correct the material weakness in your internal control over financial reporting were somehow minor or relatively easy to implement, then they are therefore immaterial. We believe that if even a minor “fix” has a material impact by correcting a material weakness, then the steps themselves are material. Please amend your 10-K to comply with our comments.

Letter to the Securities and Exchange Commission
February 1, 2010

Response:

The Company acknowledges the Staff’s position, communicated to our counsel at the January 26, 2010 telephone conference referred to above, that any changes to the Company’s internal control over financial reporting (“ICOFR”) that are made to correct a material weakness in ICOFR should be considered material changes to ICOFR, regardless of the nature of the change, and should be disclosed as such pursuant to Item 308(c) of Regulation S-K. The Company undertakes to comply with this position in the future, and to otherwise report any ICOFR change “that has materially affected, or is reasonably likely to materially affect” Aaron’s ICOFR, as required by Item 308(c).
Definitive Proxy Statement
Annual Cash Bonuses, page 18
2.	We note your response to prior comment 7. However, several items are unclear from the disclosure in the proxy and your December 14, 2009 response. Specifically, it is unclear whether pre-tax earnings need to exceed the previous year’s pre-tax earnings by a certain amount in order for the percentage-based bonuses to be paid. Also, in the case of Messrs. Butler and Evans, it is unclear whether their respective divisions’ pre-tax earnings must be a certain amount in order for their bonuses to be paid. If bonuses are paid as calculated in the proxy when the pre-tax earnings exceed the previous year’s pre-tax earnings by any amount, then please clarify this in future filings. Otherwise, please amend your 10-K to disclose the specific corporate and division objectives that must be achieved for your named executive officers to receive their bonus.

Response:

We confirm that annual cash incentives are paid as calculated in the proxy statement when the Company’s pre-tax earnings (or the Aaron’s Sales & Lease Ownership Division’s pre-tax earnings in the case of Mr. Butler) exceed the prior year’s pre-tax earnings by any amount (conversely, no incentives whatsoever are payable if pre-tax earnings fall below the prior year’s pre-tax earnings by any amount). The Company will clarify this in applicable future filings, including its next proxy statement.

As discussed in the 2009 proxy statement, Mr. Evans is paid a quarterly cash incentive, rather than an annual one, which depends on his achievement of quarterly pre-tax profit objectives for the Aaron’s Sales & Lease Ownership Division’s franchise operations and on new franchised store openings. The 2009 proxy statement discloses both his pre-tax earnings objectives and the manner of calculation

Letter to the Securities and Exchange Commission
February 1, 2010

for the 2008 fiscal year, starting on the bottom of page 18 and continuing to the top of page 19.
Long-Term Equity Incentive Awards, page 19
3.	It is unclear from your response to prior comment 8 how the size and type of individual equity awards are made. Does your reference to historical award levels mean that the named executive officers receive the same amount and type of equity awards every year regardless of performance or other criteria? Please clarify this in your amended 10-K.

Response:

In response to your comment, the Company anticipates including disclosure substantially to the following effect in the proxy statement for its next annual meeting of shareholders. The second paragraph in the proposed disclosure below is new; the first and third are merely the proposed disclosure we set forth as one paragraph in our December 14, 2009 response, divided into two paragraphs with the new text separating them.

In the reproduced third paragraph, please note the last sentence concerning the adjustment of award sizes between years, which is partially responsive to the portion of your comment asking whether the reference to historical award levels means equity awards are the same size every year.
The Compensation Committee generally intends that outstanding equity awards will not, in the aggregate, exceed a certain percentage of the overall outstanding common  shares, although this percentage is a guideline subject to change depending upon extant circumstances. The Compensation Committee also considers the amount of stock incentive accounting expense it deems advisable, upon consultation with management, for the Company to incur when new awards are being contemplated. Based upon the limits set by the antidilution guidelines and stock incentive accounting expense considerations, the Compensation Committee approves an overall pool of equity awards available for it to award to senior executives and key employees in a given year.
[New] Although the Compensation Committee may take the Company’s financial performance into consideration generally when determining the overall size of the pool of equity awards available for it to award to eligible participants in a given year, it generally does not take performance criteria into account when determining the size of a particular recipient’s incentive grant, or use formulas to determine the value of equity awards to grant to individual recipients. The performance aspect of the Company’s long-term equity awards is not related to

Letter to the Securities and Exchange Commission
February 1, 2010

the initial determination of individual grant sizes, but rather to the incentive such awards give recipients to improve the Company’s performance, which should consequently increase the price of the Company’s capital stock and the value of the stock awards, thus benefiting Company shareholders and equity award recipients alike.
Recipients are largely identified based on their level within the Company, although not all eligible employee levels participate in all grants. The pool of incentives is distributed to eligible participants using historical award levels, with those employees at the same level generally receiving the same award amount. If award amounts are adjusted, they are generally adjusted so as to keep similar proportional differences between employee levels.
* * * * *
          The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 402-3388. Thank you.

Sincerely, AARON’S, INC.
By:	/s/ Robert P. Sinclair
Robert P. Sinclair
Vice President, Corporate Controller